                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                          SEC FILE NUMBER      000-27814
                                          CUSIP NUMBER (Common Stock)  490807104

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K   [ ] Form 10-Q  [ ] Form N-SAR



                  For Period Ended:         JUNE 30, 1999
                                   ----------------------------------------

                           [ ] Transition Report on Form 10-K
                           [ ] Transition Report on Form 20-F
                           [ ] Transition Report on Form 11-K
                           [ ] Transition Report on Form 10-Q
                           [ ] Transition Report on Form N-SAR

                  For the Transition Period Ended:
                                                  -------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ----------------------------------

PART I--REGISTRANT INFORMATION

Full Name of Registrant             KENTEK INFORMATION SYSTEMS, INC.
                        --------------------------------------------------------
Former Name if Applicable           N/A
                          ------------------------------------------------------
Address of Principal Executive Office (Street and Number)  2945 WILDERNESS PLACE
                                                         -----------------------
City, State and Zip Code               BOULDER, COLORADO 80301
                         -------------------------------------------------------

                                       1.

PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X]    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [_]    (c) The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

                           THE REGISTRANT IS IN THE PROCESS OF COMPLETING A
                  GOING-PRIVATE MERGER WITH KE ACQUISITION CORP., A DELAWARE CORPORATION. IN ADDITION, THE REGISTRANT HAS BEEN RESTRUCTURING ITS BUSINESS OPERATIONS SINCE NOVEMBER 1998 IN RESPONSE TO NEGATIVE TRADITIONAL MID-RANGE PRINTER INDUSTRY TRENDS AND THE REGISTRANT'S INABILITY TO SUCCESSFULLY INTRODUCE ITS NEXT GENERATION PRINTER. BECAUSE OF THE EFFORTS REQUIRED IN CONNECTION WITH THE PROPOSED MERGER AND THE RESTRUCTURING OF THE REGISTRANT'S BUSINESS OPERATIONS, EACH OF WHICH HAS CONSUMED A SUBSTANTIAL PORTION OF MANAGEMENT'S ATTENTION AND LIMITED RESOURCES, THE REGISTRANT WAS NOT ABLE TO COMPLETE THE PREPARATION OF ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 1999 WITHOUT UNREASONABLE EFFORT AND EXPENSE.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

  PHILIP W. SHIRES                           (303)                440-5500
--------------------------------------------------------------------------------
       (Name)                             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [X] Yes          [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [X] Yes          [ ] No

                                       2.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  THE REGISTRANT ANTICIPATES THAT THE EARNINGS STATEMENT TO BE REPORTED IN ITS FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 1999 WILL REFLECT SIGNIFICANT CHANGES IN ITS RESULTS OF OPERATIONS FROM THE FISCAL YEAR ENDED JUNE 30, 1998. THE EARNINGS STATEMENT WILL REPORT:
         (I) NET REVENUES DECREASED FROM $45.1 MILLION IN FISCAL YEAR 1998 TO APPROXIMATELY $37.2 MILLION IN FISCAL YEAR 1999, AND GROSS MARGIN DECREASED FROM $22.7 MILLION IN FISCAL YEAR 1998 TO APPROXIMATELY $19.7 MILLION IN FISCAL YEAR 1999, IN EACH CASE DUE TO DECREASED DEMAND FOR THE REGISTRANT'S PRODUCTS.

         -----------------------------------------------------------------------



                           KENTEK INFORMATION SYSTEMS, INC.
               -------------------------------------------------------
                     (Name of Registrant as specified in charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date:  September 27, 1999            By:      /S/  PHILIP W. SHIRES
                                                  ------------------------------
                                                       Name:  Philip W. Shires
                                                       Title: President


                                       3.